ASX Market Announcement

Genetic Technologies

GTG presenting at HC Wainwright Conference

Melbourne, Australia, 9 March 2021: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, "Company", "GTG"), a diversified Genomics and AI driven preventative health business advises that Chief Executive Officer, Simon Morriss will be presenting at HC Wainwright's Global Life Sciences Conference at 9am EST/ 11pm AEDT, Tuesday 9 March 2021.

Additionally, management will be hosting a 'Meet the CEO' event for Australian based investors to have the opportunity to hear from Chief Executive Officer, Simon Morriss on the strategy for the Company and the recently announced Infinity BiologiX agreement.

Date: Thursday 11th March 2021

Time: 1:00pm AEDT

Registration: https://us02web.zoom.us/webinar/register/WN_6K30zFxQSKug6DAgg6hqQg

Attached is the associated presentation.

-END-

Authorised by the Board of Genetic Technologies

Genetic Technologies Limited
www.gtglabs.com
info@gtglabs.com
ABN 17 009 212 328

60-66 Hanover Street
Fitzroy Victoria 3065
Australia
+61 3 8412 7000

Investor Relations (AUS)
Stephanie Ottens
Market Eye
M: +61 434 405 400
E: stephanie.ottens@marketeye.com.au

Investor Relations and Media (US)
Dave Gentry
1 800 RED CHIP (733 2447)
Cell: 407 491 4498
E: dave@redchip.com

About Genetic Technologies Limited Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies

geneType

Genetic based preventative health platform

Genetic Technologies Investor Presentation

March 2021

Authorised by the Board of Genetic Technologies

Notice: Forward looking statements

The purpose of the presentation is to provide an update of the business of Genetic Technologies Limited ACN: 009 212 328 (ASX:GTG; NASDAQ:GENE). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Genetic Technologies and should not be relied upon as an independent source of information. Please refer to the Company's website and/or the Company's filings to the ASX and SEC for further information.

The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Genetic Technologies' control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Genetic Technologies' current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution.

This presentation should not be relied on as a recommendation or forecast by Genetic Technologies. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

*Defined terms are outlined in the Appendices to this presentation

Genetic Technologies

Empowering a healthier life!

A diversified genomics and AI driven preventative healthcare company, partnering to provide individualised risk assessment of serious disease.

Genetic Technologies - Leader in Genomics

Strong focus on R&D

Over a decade of R&D on the development of polygenic risk scores

Robust patent portfolio

15 patents granted and 7 patent families pending

Publications and academic collaborations

Multiple peer-reviewed publications and four collaborations with prestigious academic and medical establishments

Multi-year distribution agreement

US License and distribution agreement for COVID-19 Risk Test with IBX for minimum of US$2.9 million over 3 years

Launched CIT in USA & Aus for other tests

$24 million

Strong cash balance with 18-24 month runway[1]

Up to 70%

Coverage for all mortalities from tests in development for serious disease risk including major oncological, metabolic and degenerative diseases

Memorial Sloan Kettering Cancer Center

THE UNIVERSITY OF MELBOURNE

ibx infinity biologix

UNIVERSITY OF CAMBRIDGE

tgen

We aim to offer the most comprehensive suite of genetic risk assessment tests on the market

1. Pro forma cash position following capital raise on 25 January 2021

Product overview – innovation Pipeline

Genetic Technologies

Released 2019/2020


geneType
Test kit
colorectal cancer

Colorectal Cancer


geneType
Test kit
breast cancer

Breast Cancer

Distribution partnership confirmed


geneType
Test kit
COVID-19 SDR
[serious disease risk]

COVID-19

Germline Products Under Development


geneType
Test kit
BRCA

BRCA Panel


geneType
Test kit
LYNCH Syndrome

Lynch Syndrome

TGA Approved


geneType
Test kit
Depression

Depression
(PREDICTIX by Taliaz)

PRS Products Under Development


geneType
Test kit
Type 2 diabetes

Type 2 Diabetes


geneType
Test kit
Prostate cancer

Prostate Cancer


geneType
melanoma

Melanoma


geneType
Test kit
CVD
(IHD & AF)

Cardiovascular Disease


geneType
Test kit
Multitest by Genetype

Multitest

Overview of product timeline

Remain on track to deliver products

1H CY21

2H CY21 and beyond

COVID-19 SDR Test


geneType
COVID-19 SDR

Increased data set is currently undergoing integration into our risk test. Product completion expected to be end of Q1 CY21

Germline Testing
BRCA/Lynch Syndrome


geneType
BRCA


geneType
LYNCH
Syndrome

In December 2020 created an aligned reimbursable strategy with Breast Cancer and Colorectal Cancer PRS tests

Mental Health
PREDICTIX by Taliaz


geneType
Depression

Introduced in December 2020 and marks the first foray into Pharmacogenomics and first product established through license and distribution arrangement

High Density/Multitest

Following the completion of the 1H CY21 tests GTG will progress with the completion of the Multitest products with the intention of releasing a High Density/Multitest following the completion of the included tests.

Market Release to include the following:

- Breast Cancer
- Colorectal Cancer
- Cardiovascular Disease
- Type 2 Diabetes
- Melanoma
- Prostate Cancer
- COVID-19

Covering more than 70% of all mortalities


Test kit
geneType
A personalised genetic risk score
Multitest by Genetype
Oncological
Cardiovascular
Metabolic
Test Kit

Responding to unique opportunities and challenges

Genetic Technologies

Genetype for COVID-19 SDR Test - World first serious disease risk (sdr) test that predicts your risk of hospitalisation & life threatening complications

Highlights

- Rapid response and creation of the test
  - Expected to be market ready Q1CY21[1]
- Allows individual to know their risk of series consequences from contracting COVID-19
- Currently undergoing technical certification[2]



Test kit
geneType
A personalised
COVID-19 HOSPITALISATION
risk test
COVID-19 SDR
[serious disease risk]

Product Overview

- Simple oral swab test
- Allows for remote screening
- Accurate and low cost[3]
- Designed to identify who:
  - may be at risk of serious life-threatening complications
  - should isolate as a precaution
  - should be prioritised for vaccination
- Combines genetic risk with clinical risk
- Could provide the ability to prioritise medical intervention for high-risk individuals
- Over 100% better at identifying risk than age and gender alone[3]

Distribution and license Agreement with Infinity BiologiX

- Initial three-year co-exclusive license agreement for sale and distribution of GTG's COVID-19 Risk Test in the US
- Minimum payments US$2.9 million over three years
- IBX currently has the capacity to process over 100,000 COVID-19 Risk Tests per day across its two major labs
- GTG to receive US$10 per test with no additional COGs
- Also can leverage an existing network of SARS-CoV-2 testing partners and associated medical practitioners across the US

ibx infinity biologix

1. Increased data set is currently undergoing integration into our risk test. Product launch expected to be end of Q1 CY21
2. GTG anticipates the registration of an LDT COVID-19 severity test should take less than 45 days after completion of validation and technical certification (based on estimates received)
3. "An integrated clinical and genetic model for predicting risk of severe COVID-19" available at: https://www.medrxiv.org/content/10.1101/2020.09.30.20204453v1.full.pdf

Significant market opportunity

GTG aims to provide up to 100% predictive, pre-symptomatic testing - Germline (5%-10%) and Non Familial (90%)
Key insights to inform lifestyle choices and healthcare discussions

Near Term Addressable Market

275,000
Diagnosis of breast cancer annually in United States
(19,974 cases diagnosed annually in Australia)

+

1st degree relatives

=

GTG Target Market for

BRCA Panel + Breast Cancer PRS Testing
providing up to 100% genetic risk cover screening




breast
cancer

148,000
Diagnosis of colorectal cancer annually in United States
(15,494 cases diagnosed annually in Australia)

+

1st degree relatives

=

GTG Target Market for

LYNCH Syndrome Panel + Colorectal Cancer PRS Testing
providing up to 100% genetic risk cover screening


LYNCH
Syndrome


colorectal
cancer

Global Predictive Genetic Testing Market anticipated to exceed $28bn by 2026[1]

1. Genetic Testing Market Size By Test Type (Predictive Testing, Carrier Testing, Prenatal and New-born Testing, Diagnostic Testing, Pharmacogenomic Testing, Nutrigenomic Testing), By Application (Cancer, Genetic Disease, Cardiovascular Disease), Industry Analysis Report, Regional Outlook, Application Potential, Competitive Market Share & Forecast, 2020 – 2026; Published Date: Feb 2020; Authors: Sumant Ugalmugle, Rupali Swain
2. PRS = Polygenic Risk Score

Partnership to provide expanded product offering

Genetype for Depression - Powered by Taliaz's PREDICTIX platform

Highlights

- **Key opportunity with strong product alignment to integrate into our platform in line with our mandate to expand our product offering**
  - Provides entry into mental health and pharmacogenomics segments
- **Regulatory status:**
  - CE Marked
  - TGA approved, expected to be market ready by the end of 1H CY21
- **Anticipated for market release in 2H CY21**
- **Distribution Agreement**
  - Minimum distribution of 8,000 tests over the initial three-year term
  - Pricing not yet determined but expected to be in line with current test pricing of ~A$350 per test



Test kit
geneType
A personalized risk assessment test
Genetype for
Depression
Decision-support & pharmacogenetic guided therapy powered by Taliaz

Product Overview

- **Utilising a combination of:**
  - Genetic, metabolic, clinical and demographic background data; in conjunction with
  - Artificial Intelligence and Machine Learning
- **Creates diagnostic and pharmacogenetic solutions that are 47% better than current best in class practices.**
- **Better individual outcomes due to superior therapeutic drug selection**

1 in 8
Australian prescribed antidepressants annually[1]

47%
Improvement on accuracy of prescribing antidepressant[2]

1 in 10
Americans prescribed antidepressants annually[3]

1. Source: Psychwatchaustralia
2. Based on a retrospective analysis of STAR*D study medications versus current clinician treatment selection prescribing accuracy (Chekroud et al., 2016). STAR*D is one of the world's largest prospective studies for optimal antidepressant administration.
3. Source: https://www.health.harvard.edu/blog/astounding-increase-in-antidepressant-use-by-americans-201110203624

Strategy

GTG have established a clear product pipeline and direction:

- Transitioned from one product two years ago to 10 products in development
- Ability to accelerate the development of new products and tests
- Expanding into reimbursable space

Focused on:

- Establishing leadership through peer reviewed publications, providing reimbursable products and leveraging key opinion leaders
- Forming relationships with large US based labs to provide a clear avenue for increased scale and product distribution through licensing agreements
- Providing individuals with management and lifestyle insights that can be implemented 15-20 years before onset of disease to extend quality of life through:
- Products that are designed to improve medical and lifestyle outcomes - mediated through environmental changes, supplements and medications where appropriate

Controlled operational costs

- Only ~10% increase associated with expanded product base to date

Continually evaluating further opportunities

- Continue to focus on research and development alongside product innovation
- Leveraging in market products to enhance product offering (ie. Taliaz)


Genetic Technologies
Genetic based
preventative
health platform

Expanding divisions and product offerings


ONCOLOGY
BC, CRC, PC, Melanoma
CVD
(Heart Disease)
IHD, AF
Metabolic
Diseases
Diabetes
COVID-19
serious
disease risk
(sdr)
GENETIC
TECHNOLOGIES
geneType
Lifestyle
Ancestry
/Microbiome
Pharmoco-
genetics
Mental
Health
(by Taliaz)
Germline
Testing
(BRCA, Lynch
Syndrome)
Emerging divisions
Existing divisions

Medical/Pharmacogenetics pathway

Third Party Licensing

- Provides enhanced distribution and product offering via:
  - Licensing of own products for enhanced distribution opportunities (ie. Infinity BiologiX COVID-19 Risk Test)
  - Licensing of novel products for enhanced product offering (ie. PREDICTIX by Taliaz)





Business to business sales via the medical profession

- Adversely impacted by COVID-19 restrictions but remains a key avenue for education and sales
- Combined with an educational program to target mediated healthcare professional industry education content providers

Certifying reimbursible Germline testing platform anticipated to be completed by end of 1H CY2021

- BRCA test: Medicare Benefits Schedule:
  - Item 73296 - Fee: $1,200.00 Benefit: 75% = $900.00 85% = $1,115.30[1]
  - Item 73297 - Fee: $400.00 Benefit: 75% = $300.00 85% = $340.00[2]
- LYNCH Syndrome test: Medicare Benefits Schedule
  - Item 73354 - Fee: $1,200.00 Benefit: 75% = $900.00 85% = $1,115.30[3]

1. http://www9.health.gov.au/mbs/fullDisplay.cfm?type=item&q=73296&qt=ItemID
2. http://www9.health.gov.au/mbs/fullDisplay.cfm?type=item&q=73297&qt=ItemID
3. http://www9.health.gov.au/mbs/fullDisplay.cfm?type=item&q=73354&qt=item&criteria=lynch%20syndrome

Pathways to market

Medical – Business to Business (B2B)

Third Party Licensing

Business to business sales via the medical profession

Certifying reimbursable Germline testing platform

BRCA test

LYNCH Syndrome test

(More to follow)

Consumer initiated testing (CIT) with medical supervision

Launched US and Australia CIT platforms in 2020 with medical supervision with:

InTeleLabs in the US

Phenix Health in Australia

Current products include:

GeneType for Breast Cancer

GeneType for Colorectal Cancer

priced at AUD$349 per test


colorectal cancer
breast cancer

Direct to consumer testing (DTC) with no medical supervision

Will be leveraged for ancestry and gut microbiome testing

Scheduled for development following the establishment of the regulated disease and reimbursable segments

Regional Distribution

Genetic Technologies



United States

- Certification required by US regulators **CLIA** to sell into the USA
- One product[1] currently certified with further products expected to be submitted in next 12 months
- Colorectal launching March 2021



Australia

- Certification required by Australian regulators **NATA**, to sell into the Australian market
- Two products[2] currently certified and further products expected to be submitted in next 12 months



Europe

- Looking to commence CE certification with the view of entering the European market with our novel genetic risk tests in CY2021

1. GeneType for Breast Cancer certified for sale via online sales platform
2. GeneType for Breast Cancer and Colorectal Cancer certified for sale via online sales platform

Genetic Technologies

Empowering a healthier life!

geneType

Thank You



Appendices



Corporate Overview

Genetic Technologies

Top 50 share registry breakdown



21%
7%
72%
Bank of Melon (Custodian for US ADRs)
Board and Management
Other

Dual Listed on the ASX and Nasdaq

Financial Information	
Share price (AUD) as at 5 March 2021	0.9c
ADR price (USD) as at 4 March 2021	$4.16
Ord Share on Issue (M)[1]	9,012
ASX 52-week trading (low/high)	0.3/1.4c
Nasdaq 52-week trading (low/high)	$1.41/10.30
Market Cap (A$M/$USM)	**85.63/62.50**
Cash (31 December 2020)	$16.4m
Debt (31 December 2020)	nil

1. American Depository Receipts (ADRs) are interchangeable via custodian Bank of Mellon with 70% of stock held in the USA
2. 600 shares on the ASX equate to 1 ADR (American Depository Receipts) in the USA which are interchangeable via custodian Bank of Mellon

Financial Overview

Genetic Technologies

- **Strong proforma cash position of A$24 million to provide runway for commercialisation and further product development**
- **Cash burn of $1.48 million a decrease on prior quarter (Q1 FY21: $1.88 million) as a result of a reduction in administrative costs despite increased products in development and focus on product distribution and marketing**
- **Strong interest from US based institutional investors as evidenced by completion of post quarter end US$6.56 million capital raise on the 25th January used to:**
  - Support the introduction and distribution of its new products in the United States and Europe
  - Reimbursement studies for the polygenic risk tests;
  - Implementation of its consumer-initiated testing platforms;
  - Preparation for its COVID-19 PRS Test;
  - Introduction of germline testing division;
  - General product research and development; and
  - For general working capital and potential acquisitions.

$A '000s	30 Sept 2020	31 Dec 2020	Change
Net operating cashflow	(1,875)	(1,481)	(21%)
Payments for Research and Development	438	358	(18%)
Cash	18,095	16,435	(9%)

Our board and management



Mr. Peter Rubinstein
BSc, BEc, LLB
Chairman - Non – Executive Director



Dr. Lindsay Wakefield
MBBS
Non – Executive Director



Mr Nick Burrows
B.Com, FAICD, FCA, FGIA, FTIA, F Fin
Non – Executive Director



Dr. Jerzy "George" Muchnicki
MBBS
Executive Director & Chief Medical Officer



Simon Morriss
GAICD
Chief Executive Officer



Richard Allman
BSc, PhD, Microbiology
Chief Scientific Officer

Defined Terms

Genetic Technologies

Common Complex Diseases (CCP) – A complex disease is caused by the interaction of multiple genes and environmental factors. Complex diseases are also called multifactorial. Examples of common complex diseases include cancer and heart disease.

Polygenic Risk Score (PRS) - A polygenic risk score tells you how a person's risk compares to others with a different genetic constitution. However, polygenic scores do not provide a baseline or timeframe for the progression of a disease. For example, consider two people with high polygenic risk scores for having coronary heart disease.

Serious Disease Risk (SDR) - Risk associated with acquiring COVID-19 and requiring hospitalisation withs its associated morbidities and mortalities.

Germline Testing – Germline testing is done on cells that do not have cancer. It is done to see if a person has a gene mutation that is known to increase the risk of developing cancers and other health problems. This test uses cells (such as blood or skin cells) that do not have any cancer cells. Germline mutations can sometimes be passed down from parents.

Clinical Laboratory Improvement Amendments (CLIA) - Regulates laboratory testing and require clinical laboratories to be certified by the Center for Medicare and Medicaid Services (CMS) before they can accept human samples for diagnostic testing

National Association of Testing Authorities (NATA) - the authority responsible for the accreditation of laboratories, inspection bodies, calibration services, producers of certified reference materials and proficiency testing scheme providers throughout Australia. It is also Australia's compliance monitoring authority for the OECD Principles of GLP. NATA provides independent assurance of technical competence through a proven network of best practice industry experts for customers who require confidence in the delivery of their products and services.

Next Generation Sequencing (NGS) – Next-generation sequencing (NGS), also known as high-throughput sequencing, is the catch-all term used to describe a number of different modern sequencing technologies. These technologies allow for sequencing of DNA and RNA much more quickly and cheaply than the previously used Sanger sequencing, and as such revolutionised the study of genomics and molecular biology.

Laboratory Developed Tests (LDT) – A type of in vitro diagnostic test that is designed, manufactured and used within a single laboratory.

Consumer Initiated Tests (CIT) - laboratory testing that is initiated by the consumer without a physician order but reviewed and communicated back to the consumer via a physician.

Direct to Consumer (DTC) – laboratory testing that is initiated by the consumer without a physician order. The results are reported back directly to the consumer.

Genome Wide Association Studies (GWAS) - an approach used in genetics research to associate specific genetic variations with particular diseases. The method involves scanning the genomes from many different people and looking for genetic markers that can be used to predict the presence of a disease. Once such genetic markers are identified, they can be used to understand how genes contribute to the disease and develop better prevention and treatment strategies.